UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 20, 2017
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	51-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1819 Main Street, Suite 212
Sarasota, Florida 34236
(Full mailing address of principal executive offices)

(941) 955-7900
(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

The disclosure below describes our change in our managing broker-dealer and related changes to the offering, or the Offering, of our common stock pursuant to the Offering Circular filed with the United States Securities and Exchange Commission on December 18, 2017, as supplemented.

On December 20, 2017, SANDLAPPER Securities, LLC, or SANDLAPPER, assigned all of its rights and obligations, or the MBD Assignment, under the Managing Broker-Dealer Agreement dated March 28, 2017 by and between SANDLAPPER and us, or the MBD Agreement, to Boustead Securities, LLC, or Boustead. Pursuant to the MBD Assignment, Boustead replaced SANDLAPPER as our managing broker-dealer for the Offering. In connection with the change in our managing broker-dealer, we have revised the subscription agreement for the Offering, or the Subscription Agreement, to disclose that completed Subscription Agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to our managing broker-dealer at the address set forth on the Subscription Agreement or to such other person and address, as mutually agreed upon between your broker-dealer or registered investment advisor, as applicable, and us. Broker-dealers desiring to become members of the selling group for the Offering will be required to execute a participating dealer agreement with Boustead, as our managing broker-dealer. In connection with the above, SANDLAPPER has assigned its rights and obligations, or the Escrow Assignment, under the escrow agreement for the Offering, or the Escrow Agreement, to Boustead. No other changes to the Offering have occurred and the maximum underwriting compensation did not change as a result of the changes discussed herein.

The foregoing is a summary and is qualified in its entirety by the MBD Agreement, incorporated by reference to Exhibit 1.1 to our Current Report on Form 1-U filed April 25, 2017, the MBD Assignment, incorporated by reference to Exhibit 1.1 to this Current Report on Form 1-U, the form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to this Current Report on Form 1-U, and the Escrow Assignment, incorporated by reference to Exhibit 8.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc.,
a Maryland corporation

By:	/s/ Robert R. Kaplan
Name:	Robert R. Kaplan
Its:	President
Date:	December 20, 2017

Exhibit Index

Exhibit No.
Description of Exhibit

1.1
Assignment Agreement by and among HC Government Realty Trust, Inc., SANDLAPPER Securities, LLC and Boustead Securities, LLC, dated as of December 20, 2017.

1.2
Form of Participating Dealer Agreement

4.1
Form of Subscription Agreement

8.1
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017.